January 21, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC   20549-4720

Re:	American Equity Investment Life Holding Company Form 10-K for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement on Schedule 14A filed April 30, 2009 File No. 001-31911

Dear Mr. Rosenberg:

We received your comment later dated January 12, 2010 requesting a response within 10 business days.  We expect to submit a response to comments 1 — 4 early next week within that time frame.  Upon consultation with other members of management and our outside legal counsel, we have determined that we will need some additional time beyond 10 business days to appropriately respond to comment 5 which requests a draft disclosure of the Compensation Discussion & Analysis for our 2010 Definitive Proxy Statement.  We expect to submit our response to comment 5 early in the week of February 8, 2010 which would be within approximately 20 business days.

Sincerely,

/s/ John M. Matovina

John M. Matovina

Chief Financial Officer and Treasurer